Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: June 11, 2021

The following is the transcript of the “Rail Group On Air” podcast, a recording of which was made available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

Host:

William Vantuono, Editor-in-Chief, Railway Age Editor-in-Chief

Participants:

Jean-Jacques Ruest, President, Chief Executive Officer & Director, Canadian National Railway Co.

Patrick Ottensmeyer, President, Chief Executive Officer & Director, Kansas City Southern

William Vantuono: Welcome to Rail Group On Air. A joint podcast of Railway Age, Railway Track and Structures and International Railway Journal. This is Railway Age Editor in Chief William C. Vantuono. Our podcast sponsor is the Greenbrier companies, which offers an innovative way for railcar customers to inspect, build quality Virtual Sample Railcars. Which remotely brings you into the Greenbrier Plant from the convenience of your own conference room or home office. Virtual Sample Railcar or VSR provides full access to a sample railcar while significantly reducing travel time and cost. It gives all the information needed to determine that your railcars meet all specifications and will be delivered as ordered. Narrated high resolution video follows the complete build of your sample railcar with tools like high resolution photos and 360 degree views, concluding with a live stream inspection from the plant’s buyoff area. A process that normally takes 3 or more days is reduced to just one hour. Check out VSR, winner of the Canadian Association of Railway Suppliers 2020 Innovation Award at Go.gbrx.com/virtual. [Music interlude]. My guests for this edition of Rail Group On Air are Kansas City Southern, President and CEO, Pat Ottensmeyer, and CN President and CEO, JJ Ruest. And they are here to talk about their pending merger. Pat and JJ thanks so much for joining us. It’s been a very busy month for both of you. For CN and Kansas City Southern. So appreciate your joining us to talk about this merger. So, there’s been a lot of activity around the voting trust. Now how confident are you that the Surface Transportation Board will approve the new voting trust which has been jointly filed, instead of the initial voting trust application, as most people probably already know was strictly filed by CN.

Jean-Jacques Ruest: So thank you Bill again for having us today. Pat and I. It’s always a pleasure to spend some time with you, and as well, to interact with all of your readers and the people who follow what you do. The voting trust of CN is nothing more than a plain vanilla voting trust. It’s similar to the voting trust that was filed by the other bidder. It has the same trustee, Dave Starling. In our view we made it purposefully to be the same so that when the regulator look at it they see that he would provide the same protection for KCS, while KCS is on trust, and the same protection for the customers. While KCS can still compete with CN at the same time is waiting for STB decision, positive or negative, and obviously with condition [inaudible] (3:35). So where we are confident that we will get the voting trust, we don’t assume though that it’s a done deal. So maybe the question that the STB has for us, we take it very seriously and we provide them with the information that they need. But the voting trust that we filed is the same plain vanilla voting trust that the other bidder put in and by the same trustee. And in our view, we will get it approved. We don’t take these things very lightly. Neither CN nor the KCS board management when they decided to go together and propose this combination, we understood clearly what we were in for. So we don’t get in these things thinking that it may or may not work. We have a high level of confidence that we met everything we can to make sure that we make it to meet the need of the STB and was proceeding. So we are confident and we don’t do these things lightly.

Patrick Ottensmeyer: The capital allocation policy that KCS had established and articulated to Wall Street and rating agencies and everyone else that was approved by our board actually back in December, or November, of 2020 is actually built into the merger agreement between us and CN, that that capital allocation policy will be maintained during the trust period. So that I think that provides a little extra dose of confidence that capital investment of strategy for KCS while we’re in trust will be identical to what we had articulated and approved by our board as an independent company last year. So I think it gets to the point that JJ mentioned about assuring the financial viability and independence of KCS while we’re in trust. Our capital expenditure policy, the percentage of cash flow that will be dedicated to capital expenditures, is identical to what we had approved as an independent company before this transaction was announced.

William Vantuono: So essentially, that addresses some of the concerns that have been raised, in general, about voting trust. It sort of restricts the company that’s in trust from being able to proceed with investment with growth. And you’re saying that that’s not impacted at all under this arrangement.

Patrick Ottensmeyer: Absolutely. So our ability to make capital expenditures going forward as long as we’re in trust, the flexibility, the magnitude of our CapX strategy will be unchanged from what we had previously approved.

Jean-Jacques Ruest: It does address the need of the STB. I think it addressed the need of the customer while depending on KCS to be served. But also from a CN point of view, it’s a good thing, because while KCS is in trust their value will keep on rising, they will continue to invest. They will continue to gain business in their territory. And by the time the STB makes its final decision the company will actually be in even better shape and have an even better book of business than what it has today. So I think it just makes sense. But I think people should see it for the policy what it does. We don’t control KCS. KCS already has a plan. They will roll out that plan. It actually makes KCS even more attractive to CN two years from now than what it is today.

William Vantuono: Now I’m going to try to avoid an ice cream analogy here, but can you please explain to me what does plain vanilla actually mean. Actually, frankly I like plain vanilla. Does that mean that there’s no hidden nuts or something? Or you know?

Jean-Jacques Ruest: Well I think it just means it’s as simple as can be. So that there’s no trick in this voting trust. KCS is truly independent. We don’t have a ways to control what they might do or not do. As Pat said, before even CN showed up at the door they had a plan already. They had a multi-year plan for what they wanted to do with their business including their capital program and their free cash flow. And that plan became part of the merger agreement plans. So they are gonna be executing what they were going to be executing without a merger, until the STB decides that it’s okay for the company to come out of trust and be combined with CN. So the idea here is not to complicate things. Keep them very simple. So that the regulators and the customers can see it for what it is.

William Vantuono: So it’s kind of like a smoothie. Tasty, simple, easy to digest. Plain vanilla.

Jean-Jacques Ruest: And it stays fresh until the day that the STB says we can combine together.

William Vantuono Okay. Well thank you for addressing that. I appreciate it. So here’s the tough question. If the voting trust does not approve, what are the next steps. Could you possibly proceed, or would you proceed with the merger application without a voting trust.

Jean-Jacques Ruest: So obviously, Bill, our focus and our energy from day one, which is from the day which we decided that we would put an offer together for the board of KCS to consider is to actually get things done. Right? So I think in the rail industry in general we have a mindset about we’re operator and we get things done. And that’s definitely the way we approach things at CN. So what we’re putting our effort is to get things done. To obtain from the STB what the commission will allow the voting trust. And eventually obtain from the STB and all those who are intervening, namely the customers and users of the freight network to allow for the combination. That’s where our energy and focus. But we know that there’s no guarantee in life. And if ever one of these steps were turned down, mainly on the voting trust, then we will have to sit down with KCS. And I’m sure that KCS will have their own discussion within themselves and their board, and CN will have our own discussion within our board. There’s already in the merger agreement the specific things that KCS has the right to do and CN has the obligation to do. But rather than speculate what we specifically exactly we would do at that time, we’ll deal with these things when they come up. We’re confident to get a voting trust. It’s the same voting trust that was already approved and it’s plain vanilla. The business plan of KCS in the meantime remain the same. I’m convinced KCS will be even more valuable two years from now than what it is today. Especially with the economy the way we have and the future of USMCA and nearshoring, and the thing that Pat have and his team have in terms of cost control [inaudible] (10:51). All the things that we were talking about even before discussion of the merger were in place. So I think the future is bright for KCS no matter what, and I think the future for CN is also bright no matter what. But if you put these two companies together you already have something. You really have something I think that over time that may change the industry in North America.

William Vantuono: Pat, your thoughts?

Patrick Ottensmeyer: JJ captured it very well. We think by going forward with the, if you prefer Bill, the standard voting trust. The plain vanilla.

William Vantuono: I see you have a cup in that bowl. Is that coffee or ice cream.

Patrick Ottensmeyer: [Laugh] It’s not ice cream. Save that for after three o’clock on a Friday. But no, just a standard voting trust. There’s literally a hundred years of precedent for using that kind of standard voting trust that covers those requirements—the independence, the financial viability of both entities, and other public interest issues. So we tried to keep it as simple and straightforward as possible. I can’t imagine that we could have done anything to make this hopefully less controversial, less objectionable by the STB. So we feel very confident that this will meet their requirements and we’ll be able to get approval.

William Vantuono: Let’s talk a little bit about the overlap issue. Now JJ, from the beginning with CN, you’ve identified only one overlap and that is the New Orleans to, and excuse my French, Baton Rouge line. And you’ve committed to divesting that line. It’s about seventy miles. Are you anticipating any other, not necessarily blind divestitures, but are you anticipating any other conditions that might be imposed? Either that the STB identifies, or that maybe some of the other stakeholders in the industry—some of the other railroads—might identify as concerns.

Jean-Jacques Ruest: So the New Orleans, the Baton Rouge is the only area of overlap, where you have customers who are going from two to one. And you’re right. We did identify that right away from day one when we made the offer. We said publicly that we know that this is an area two for one, and we will provide a good pragmatic solution to that. We felt compelled when we did our planning with STB last week to actually bring in, I guess, what is the ultimate solution, which is we’ll bid it out. We’ll do an auction at the right time subject to some feedback from the STB. And we will find another rail operator to step in the shoes of KCS to run to do what KCS was doing for those shippers. So those customers will continue to have two choices. We’re committed to that. We will make that happen. And we will make that happen by selling the railroad to another operator who will operate post. I’m assuming that the STB would want us to divest after, when KCS comes out of trust, but we’ll let them give us some guidance as to when is the right time.

There’s no other area what is two for one. And after that you get into different views as to what we need to address in term of competitors. So definitely we need to be sure we are making strong commitments from the very beginning. The gateway will remain open. As a commercial person, I’ve always believed open gateway is actually a way to get more business. It’s a way to attract more business back to the railroad as opposed to drive it away from the railroad to your competitor. Or worse, to the highway, by making things more complicated than what they should. Remember the old concept of riding protocol? What’s the shortest distance from A to B? Often the shortest distance from A to B is your best route. Maybe not all the time. Because it may not be priced as your best route. Or maybe because the service even though the distance is less, the service from one of the carriers is not that great. But you want the gateway to stay open. And you want the customer, not the railroad, to decide how they want to route their freight. And obviously we’d encourage them to use the routing that they call the best route. But ultimately it’s for them to make that choice. The other thing is the bottleneck. Right? It’s not because you have a fantastic new single line route like KCS and CN would have. That you’ll close other options. So you don’t create bottlenecks. So we will keep the gateway open. We will not create bottleneck. We are committing to that, too. And after that we get into other items that will be in discussion post voting trust with customer associations and users and shippers to determine other areas that might need enhancement. But definitely we would like to railroad for the large customer. We would like to railroad for the small customer, as well. I think that’s another area that we will focus on, is that what we’re creating together here is we’re creating a superior product. We’re creating a single line product in some cases within a product that does not take away choices. Product that recreate the two-for-one option in the New Orleans to Baton Rouge corridor. But also we’d like to create a product that eventually will attract business back on the railroad from the highway. And maybe also from those who are smaller shippers, smaller customers. So these are all things that ultimately will create the value for the merger. This is a merger based on growth, so we want to enable growth. We want to attract more freight. We don’t want to make it difficult for the freight to come to our combination.

William Vantuono: Pat, could you just give a snapshot of the traffic base on that corridor?

Patrick Ottensmeyer: Obviously a lot of petrochemical customers. And from what we can tell, we’ve had dialogue with those customers. And I think based on the feedback that we’ve gotten so far and the details that we’ve been able to share and that CN has shared – obviously, CN knows those companies as well – that a lot more discussion and detail ultimately will happen over the course of the next year and a half or two years. But we don’t see any indication that there will be difficulty satisfying those customers and giving them the assurance that they will have the options that they need and want for rail service after this transaction is completed.

William Vantuono: I wanted to talk about the STB itself a bit. In recent days they’ve been a bit vocal. The chairman in particular, Mr. Oberman. Marty Oberman is raising concerns about overall railroad service quality, concerns from shippers. Now not specifically about this merger. That hasn’t been really talked about at all. But do you see that as having any significance for what the STB ultimately decides for either a voting trust or a merger? Or both?

Jean-Jacques Ruest: You talking Bill about the letter that Mr. Oberman sent regarding service and preparation for the fall and next year?

William Vantuono: Yes. And there was also something that had to do with some service issues around Memphis, Tennessee. There was some back and forth between the AAR, and it got a little testy.

Jean-Jacques Ruest: So maybe I can briefly start. On Memphis, from my understanding is that the biggest part of the challenge is on the container side. So containers coming into Memphis from both coasts maybe. And also the supply of empty container. It basically has to do with the tsunami of freight coming to North America because of COVID. So the ports are very busy and the ports are a little backlogged. The ocean shipping line even more busy. And they also are backlogged. So because of the extended cycle of containers between Asia and North America, there’s a shortage. Because if you extend the cycle you have a shortage of containers. And when all these [ph] containers (19:47) and they finally come in, and right now one [ph] bottleneck (19:49) is Memphis. It’s difficult for the terminals, the 3 terminals — the 5 terminals — all the terminals of Memphis to deal with that. And then there’s also a shortage of empty container. And the empty ocean container on [inaudible] (20:02) supply. Because the shipping line right now would rather have them go back expedited, empty back to Asia. Cause there’s a lot of import in Asia waiting to come in. So I think it’s way beyond the rail network that challenge about container. It has to do with spring of last year. The trade almost stopped. We stopped importing product. But we did not realize the people kept consuming. And then warehouse in North America got quite low. And then people’s disposable income. People, you and I, didn’t get to do a European trip. We stayed home and we consumed even more product. Actually, that disposable income went to imports. So since then the ocean shipping line have been running at record level, the ports are very busy and the railroad’s also busy bringing the product to the interland. And when the container rolled back, those who export are struggling getting container capacity. Because the ocean shipping line would rather expedite a container empty back to Shanghai, reload them with load, as opposed to take and export and triangulate in the time it takes to triangulate. So eventually these things will get sorted out. Ocean shipping lines are buying ship. Lots of ship being built, ordered being built for the Chinese and Korean to build, but these are 18 to 24 months in delivery. And if you’re a[inaudible] (21:35) company, North America, and you try to place an order to buy container, 53-foot container in China right now, you have to get at the end of the queue. Cause they are getting busy also for quite a number of quarter. So I think eventually these things get resolved by a lot of capital investment. Ocean shipping line containers. And also post-COVID, we’ll see how the consumer spends his money. How much of that goes back to traveling and restaurant. And how much freight is generated from that versus doing home renovation and the likes, right? So in terms of the rail service I think CN, KCS, we do a pretty good job right now. We’re very focused to what Mr. Oberman is asking us to focus, is to be ready for the fall peak. In the fall there is more grain, more industrial activities. There’s more back-to-school type consumable, and there will be a back-to-school this year all over, at least the United States and Canada. So there will be demand that will be met and product coming from container. And we’re hiring people, training people. I can’t speak for KCS, but in the case of CN we’ve been recruiting and hiring since last fall. And we have regular training class to be sure that we have the crews qualified to meet the expected demand for the second half of 2021, and all of what 2022 has to offer.

William Vantuono: And JJ, just wanted to mention that the grain movements on the CN and also on the CP. The Canadian grain movements actually maintained their record levels and didn’t let up.

Jean-Jacques Ruest: Yah. Grain has been fantastic. We have 14 months of record tonnage. And between right now and the next crop, this fall we won’t be able to do a record tonnage, because a lot of the grain’s been sold, right? So the inventory has been widely quite a bit depleted. So there’s not as much trade right now than there was during these 14 months. But we are equipped to do even more other record this fall when the grain become available again.

William Vantuono: So Pat. Your thoughts on the world really, the world economy recovering or coming out of the pandemic.

Patrick Ottensmeyer: Well, I think as we look at the economy across you know, sort of the planning horizon here, we see a lot of reason to be optimistic. A lot of growth. Not only looking at sort of the macro statistics, but talking to our customers. I would imagine that this is the same for CN. Maybe not. But if we look at our customer base and the way we do our planning, our top 200 customers really represent a very large majority of our total volume and revenue. So that gives us pretty good visibility I think. We’ve learned over the years that our customers can be wrong, just as we can, about predictions for the future. But all that to say we think the near term outlook is very positive for our customer base, and the commodities, and the business that we’re handling. And we’re certainly trying to stay ahead of that. The nature of the capital and resource commitments and investments that we make in this industry—as Dave Starling used to say, “You can’t pull capacity out of your pocket”—so we have to plan two, three, five years ahead. Best example, look at the announcement for the second span of the international bridge at Laredo, Texas. We’ve got the permit on the US side. We’re working on the permit on the Mexican side. That’s going to be a huge project in terms of being able to handle and facilitate cross-border growth for decades ahead into the future. So that’s something that we are hopeful that we can do in the next couple of years. Again, based on the demand forecast that we see, in addition to the short-term which I talked about in terms of just feedback from customers and kind of macro-economic data, that would give us some indication of what to expect longer term. Bill, you and I talked about this a lot previously, that you’ve got this, which actually speaks to the wisdom and the logic of this combination. Longer term, you’ve got certainty in the trade relationship between Canada, U.S. and Mexico. USMCA is coming up on its one-year anniversary. You’ve got a lot of evidence and I think it’s true, it’s real. Supply chain leaders, manufacturing companies, they’re interested in de-risking global supply chains, bringing supply and manufacturing of materials, all of that, closer to end markets. So that’s gonna tie into manufacturing growth in North America. Or it should. And then you’ve just got the economic outlook to add on to that. The pandemic has taught a lot of lessons about the risks and consequences of extended global supply chains. I think if you put all of that together, the short-term outlook and the longer-term outlook for North America should be very positive. So again, look at the map of the network of this company after the merger, and it is extremely well-positioned to not only benefit from all of those trends but to drive those trends. The rail service. That single line rail service that this merger will offer I think will be a contributing factor to driving economic growth and in Mexico, US and Canada. But not only will we benefit from all of those trends, we will actually be in a position to hopefully drive some of those trends. So it’s all very exciting. I think we’re extremely excited about the opportunities that we see ahead. Investing to get ahead of that. And in fact, if I might—I know I’ve gone on here for quite awhile—but the letter that we all received from Chairman Oberman, we’ve gotten these letters in the past. There’s concern. Part of STB obviously looking out for the interest of shippers about capacity. And there is no doubt that supply chains are stressed. There’s an Op Ed piece in yesterday’s Wall Street Journal that you probably saw from Peter Churchwell from the Journal of Commerce talking about “Behind your long wait for packages.” If you have bought a Peloton, or a refrigerator, or are looking to build a home in the last few months, you know we’re running out of everything. And some of that is driven by labor shortages at saw mills and plants that have been affected. So there’s a shortage of some of the supply, some of the products, because of the manufacturing consequences of COVID and tightness in the labor market. But there’s this also this massive shift of how consumers are spending their disposable income. As JJ mentioned, none of us have gone on international trips. So we have shifted 180 degrees very quickly from experiences to things. That’ll shift back as the economy opens up, and people begin to travel and be more comfortable spending money on travel and entertainment and plays and theaters, instead of buying things. There’ll be a kind of a contributing factor there. But not to dismiss the current level of rail service and what we’re hearing from our customers, that it is not just a KCS thing. It is not just a railroad thing. There is extremely tight truck capacity. And obviously, we’ve talked about the ocean liners, and the container capacity supply chains are just really stressed right now. But we’re taking it very seriously. We’re bringing locomotives on our network. We’re bringing people on as quickly as we can in some areas of tightness to respond to this, and to be ready to meet our customer’s expectations, and to fulfill the demand growth that we know is out there.

William Vantuono: That doubletracking.

Patrick Ottensmeyer: Comprehensive answer.

William Vantuono: Yes. Well we appreciate comprehensive answers.

Patrick Ottensmeyer: Okay.

William Vantuono: Just doubletracking the Laredo gateway, that’ll make a huge difference. Cause essentially, you know, you have the border pre-clearance facilities on either side. And so trains are queued up, but you’ve gotta wait. You know you’ve got a northbound waiting for a southbound to clear. So this’ll make things a whole lot more fluid.

Patrick Ottensmeyer: It will. And we’re doing a combination of things to get improvement more quickly. Working with the federal, state, local regulatory agencies. Law enforcement. When we talk about changing the processes for how we move trains across the border, we need a big conference room to get everybody at the same table at the same time, because there are a lot of interests on both sides. But the good news is we’ve got really great engagement, including the other railroads, and specifically, Union Pacific. They’re working with us very well to try to change the way we move trains across the border until we get that second bridge in to work, and modify the systems that are required. Whether it’s law enforcement, crews, tax authorities. All of that to make it more efficient for moving trains across the border, so that we can stretch the capacity that we have, and then eventually build the second bridge, which will really satisfy our growth outlook for decades to come.

William Vantuono: Just getting back to the regulatory process. While the merger rules established by the STB about 20 years ago apply in this case, as we know, Kansas City Southern will not receive an exemption. Do you see that as a positive, even if it means that the merger application could be more heavily scrutinized, and perhaps maybe take a little bit longer to approve?

Jean-Jacques Ruest: As you know Bill, we’ve actually signed up with the new merger role. When we made the proposal, our first filing with the STB, we actually suggested and asked that our proposal be looked at as a transaction to big Class 1 under the new current rule. And when the STB feedback, they said that they will look at our transaction under the current rule. So that’s what we asked and the STB is seeing the same way. It’s a major transaction. And therefore we will have to maintain and enhance competition, and we are prepared to do that. We have plans to do that and we are committed to do that. Our merger though is an end-to-end merger. It really is. We do not have an overlap. The overlap that we had between New Orleans and Baton Rouge, we actually have proposed very specifically to divest of the overlap and put another railroad in the shoes of KCS. So with the divestiture of the two-for-one segment, it is truly now an end-to-end merger. Under the new rule, you’ve been expected, and rightly so, to enhance competition. And I’ll give you some example of how we do that. We will create new service, single-line service where they don’t exist today. So I’ll call it, say the green intermodal model service, which will run from Mexico City to Toronto, which is basically first and foremost aimed at converting long haul truck. I mean the distances here are huge. If you go on the website and you google what’s the driving distance between Mexico City and Toronto, it’s 2,600 driving miles. I mean…

William Vantuono: It’s like driving from coast to coast in the United States.

Jean-Jacques Ruest: It’s the longest intermodal service that you can find in North America. So should we be able to be successful and succeed and competing with truck option in these kind of distance? I would think so. But it has to do with what Pat was talking about. Putting the right infrastructure. For example, how you cross the border at Laredo and that bridge. And also provide a product which is single line. You know where the KCSM as part of CN has a integrative plan with CN. You get on KCS. The Meridian Speedway is in great shape as the railroad for intermodal. I see a lot of intermodal train today. When you get to Jackson, Mississippi, you go up on the CN network, and that main line of CN that follows the Mississippi is in great shape. You see a lot of intermodal product today. Our line from Chicago to Detroit-Toronto is also in great shape. We see a lot of intermodal product today and we own it. So when you run it as one – one operator, one game plan, one blocking system—you can create, especially over these very long distances, 2,600 driving mile that as if you follow the highway. We’ll be following the railroad not the highway. But you should be able to compete, and you should be able to make money at it, and address some of the deficiencies of the options of today. Today you run on KCS, you go to the border, you do a handoff to another railroad. You do another handoff in Chicago, and then you put the truck on the road again for a very long haul. And I think in today’s environment—maybe not 20 years ago when those rules were put together. But in today’s environment, the green impact, the green positive impact of that kind of service has to be viewed as creating public benefit. You know the rail industry is four times more fuel efficient than the truck. We also create job though. I think what that means is over time, those who are entering the labor force, you know – and they’re 25 and 30, 35 and maybe they’re looking to join the transportation world—can join the transportation world as working as a locomotive engineer or conductor. Or transportation world as working in an intermodal yard running a crane or running operation. And so therefore, get a job out of that. Probably a better paying job. A job with better benefits. The railroad industry has a good pension system. As opposed to be a long haul driver and be away from home 7 to 10 days at a time. So we’re going to be creating jobs. We’re gonna be eventually probably converting truck driver jobs into railroad-related jobs, intermodal jobs. Much lower carbon footprint. Moving wide goods from Quebec City to Greater Toronto. Moving things has to do with auto sector, auto parts between San Luis Potosi and Detroit. And this flows in both ways between the midwest and the rust belt and Mexico. The two automotive sectors feeding one another with parts. Again using intermodal product, and making it greener, more cost effective, better service.

We talked quite a bit about the new, what we do about intermodal. But there’s a lot of the things we do also in carload. I mean KCS has done a great job of moving US Midwest grain to Mexico. US Midwest has a lot of grain, a lot of open space, namely for yellow corn. And Mexico has a great population. Especially Mexico City. Half the people I think live in that big area. And so you could actually increase the [ph] catchment (38:21) area of KCS by adding the [ph] catchment area (38.24) of CN of corn and soybean. We also love to add the [ph] catchment area (38:28) of the Dakotas and stuff that should come to us, or would want to come us via the Kansas City Interchange from the CP rail. Because our venture here is about keeping the gateway open and taking freight where freight is. There is grain on the KCS franchise. There is grain on the CN franchise. And gateway will be open and we’d love to see some grain coming from the other [ph] catchment (38:55) area of the old Sioux line. So enhancing competition is all about that. It’s about creating more option for more shippers. Having more people use the rail network. Get people off the highway because it’s a little more expensive. It has a higher carbon footprint. And it’s increasingly difficult to get people to want to be long-haul drivers. Maybe more appealing to be working on the same space, but something that allows you to be home more often working on a train or working in an intermodal yard. And there’s a lot to be said about what the rail industry could become if we find a way to make this a win-win, with some help and understanding from the STB when they look at the full total picture of what we do to create public benefit without suppressing competition. Where it’s kind of what we have today plus what we create over and above that. How we improve the environment, and how we help the economy in that north-south corridor. Huge corridor. We said 2,600 miles driving miles between Mexico City and Toronto. So that the people who make product and consume product in these areas also will get the [ph]economic (40:12) benefit of a very solid supply chain. And no country can really expand and [inaudible] (40:16) and strive without a very solid supply chain. And the beauty here, this is all private money. You know it’s basically investors’ money who is looking to put infrastructure that otherwise might have to be put by states and countries, which is the case for when you have to rely only on the highway system.

William Vantuono: And the border crossing. The northern part going into Ontario, that is your tunnel. That is already cleared for stack trains.

Jean-Jacques Ruest: That’s right.

William Vantuono: So theoretically, you could run a stack train from Mexico City all the way to Montreal.

Jean-Jacques Ruest: The tunnel is actually quite young. It’s a very long tunnel. It’s about 2 miles long. It goes under the St. Clair river. And the tunnel was built [ph]by Paul Tellier (41:07), so you probably only have 25 years. It does double-stack container including the high-high container. It also does any size of multi-level including the auto max. It brings me to talk about another new product, new competition that we’re bringing to marketplace. So today Kansas City is sort of stuck. It doesn’t really have access to the Atlantic trade on the east coast. But we will, in conjunction with the team of KCS, we will invest in the rail line of Kansas City to Springfield. It’s already been upgraded. We’ll upgrade it a little more. We will especially upgrade the CN line from Springfield to Gilman, which is how we connect to the KCS network in the north. And in this way you can actually create direct single-line service from Detroit to Kansas City. [Inaudible] (42:02). You can also create a single-line direct service from the port of Montreal to Kansas City, for import and export coming back out. [ph] PATH (42:1) has got a great container terminal in Kansas City, which if you own Anybody in the greater Kansas City, whether its dry goods or frozen goods, wants to do trade. On the Atlantic side, we can make that happen right out of the port of Montreal single-line and using the tunnel you talked about, the Sarnia tunnel.

William Vantuono: The Sarnia tunnel.

Jean-Jacques Ruest: It goes from Sarnia on the Canada side to Port Huron on the Michigan side.

William Vantuono: So Pat, you’d mentioned as far as truck conversion, the I-35 corridor. The interstate 35 corridor.

Patrick Ottensmeyer: It’s basically Mexico to and from the upper midwest. Chicago. Detroit. I think probably the best example of crates that moves in that corridor, both on rail and on truck, is auto parts, finished vehicles. But it’s much bigger than that. It’s a very large market. It would also include Minneapolis, on into Canada, Toronto. So actually the map that you guys had in the article this morning was really a great visual to kind of think about that market. It is a very large truck market. It is also a very large rail market. We move a lot of those products. Auto parts coming down from the supplier network in Illinois, Indiana, Michigan, Ohio, and even Canada. Ontario going down into Mexico to the assembly plant, then finished vehicles coming back. So that’s a big part of our automotive and cross border intermodal today. Both directly as well as with other interchange railroad carriers and interstate partners. But it is a huge truck market and I think that’s really one of the targets. The biggest opportunity that we see in merger-related synergies. The value of single-line service. Because to really go after and compete for that market and offer customers, particularly premium automotive auto parts—again, just to kind of use that as the example—we’re gonna have to have very consistent, reliable, truck-like in terms of consistency and reliability. We’ll never be as fast as truck. But we don’t have to be. You just have to be highly consistent and highly reliable. And that ties back into the benefits of single-line service vs. joint-line service. To really offer that type of consistent and reliable service requires a common strategy, a common approach toward operating philosophy, capital investment, whether that’s yard and track capital or equipment. And just making sure that all of that that is required to offer that sort of highly consistent, highly reliable service, is under common control. As opposed to 2 independent business partners requires an awful lot of trust for 2 independent companies to do that, to make those kinds of decisions regarding the way we invest capital over a long period of time, the way we operate the network. So I don’t think there’s any doubt that being able to offer that type of service under the common control of single entity vs. two independent business partners is a critical factor in being able to really go after that market and compete with the kind of highly consistent and highly reliable service that’s gonna be required. And then that ties in again to something we talked about earlier, which is the other public benefits of that type of service and that opportunity, which tie into safety, tie into environment, fuel emissions. We’ve been spending a lot of time as you can imagine with members of congress and senators and lawmakers. And in almost every single conversation, they are curious and very interested in the environmental impact. And that’ll be a huge part of the merger application here. But I think the benefits of rail vs. truck—you understand that Bill, most people do. A lot of members of congress and lawmakers and other people don’t understand it maybe as well as we would like them to. But certainly, that is one of the advantages of this combination that we think will be very interesting to lawmakers and regulators, once we have the opportunity to articulate all of that in the environmental review portion of the merger application.

William Vantuono: In terms of your operating philosophies or strategies, they’re both your own versions of PSR for Precision Scheduled Railroading. How closely aligned would you say they are?

Jean-Jacques Ruest: I think KCS and CN were already culturally aligned. How we go to market. How we deal with customers. How we want to focus on growth. The fact that Pat’s team has made huge progress in terms of how they operate as an operator, asset utilization, cost efficiencies. Obviously culture, when you merge companies are extremely important. And you want to have similar culture from a diversity point of view. From focus on people, focus on customer. And the way you operate also is important. And I guess by choice, Pat decided to hire some of the CN retiree. He obviously has seen some of the work we’ve done over the years is valuable. And I think he just…. It’s almost like another way to prepare for potential approval for the STB. So by the time we get there, there will already be a number of things which will naturally fit easier because of the similar culture and operation, as well as commercially and every other aspect of what KCS is bringing. And I said that many, many times, and let me say it again. This is a merger or combination where CN is not only looking just for the asset of the KCS. Not just for the geography and the book of business of customers that KCS brings in. But also CN is looking for the talent, for the people of KCS for what they know, for what they have. Their knowledge of the market, their knowledge of Mexico, their knowledge of operation. Their innovation will last many years to do what they did. And we value that, we cherish that and we want to create a melting pot of the best of the best. One plus one equal three, and not one plus one equal one and a half. And it’s also a merger which is really focused on riding the economy in the continent. And being growth stories. It’s not about cutting job, it’s about making the company more productive and creating jobs up and down the railroad. Not just for us as railroaders, but also for those who are the potential user or benefiter of the network. I could throw in another one here. You know in the province of Quebec we produce a lot of aluminum. And all that aluminum is called “blue aluminum” cause it’s made from hydroelectric power. Electricity is increasingly in demand for manufacture of vehicles, cause it makes for a vehicle which is lighter. And in Mexico. So having a single-line service that could go from the smelters of Northern Quebec to the producer who makes parts with aluminum in Mexico, will enable to create a new competition. In that case its source competition. It makes it easier for producer who produces aluminum for hydroelectric power in the northern part of our network to compete with aluminum coming from China, which is probably more like gray aluminum. It’s made from electricity made from [inaudible] (50:55) coal, as well as the fact that… It’s another way of nearsourcing. But in that case it’s nearsourcing within a continent. But all that to say that when you start to really look at the positive of what we can do, and sometimes people do that, they focus on the negative. And there’s so much focus on the negative they forget exactly what is gonna be building here. We are creating disruption. We’re doing something that’s different, something that’s bold. But something that has the power to create a lot of good things. And these things are easier to do when you have a cultural fit.

Patrick Ottensmeyer: Yah, I would say one of the things that I remind you of Bill. I think you know this. When we sort of got interested in and embraced PSR, you remember me talking about my favorite catch phrase, “Service begets growth.”

William Vantuono: Yes.

Patrick Ottensmeyer: We got into PSR because we wanted to understand what elements of PSR would help us improve consistency and reliability of service, and get more capacity out of our network. Because we truly believe that we had growth opportunities that we weren’t able to handle – this goes back to 2018—and that the focus was all about improving consistency and reliability. It wasn’t a singular focus on improving operating ratio, even from the very beginning. And so the thing that I have appreciated about Sammy coming on first, and then Manny, Manny Loreo—who actually now is our chief engineer—and then John Orr—who you know very well from a number of sources—is that those guys were involved in PSR at the very beginning before PSR was a brand, if you remember.

Go back to CN at the beginning. When PSR was really just doing smart things to get better, get assets, improve the asset efficiency. And before PSR became a brand that was unfortunately, you know, perceived or the reality of this singular focus on driving operating ratio down. And so that was, I think, a part of our strategy in bringing people in who were at CN at the time that PSR really first evolved. And before it became a brand that it is today. And again, focus on improving service, improving consistency and reliability, improving resiliency of the network. And really, at the bottom of that is all about growth. So I think we do have a very common philosophy that will be very helpful as we move forward and ultimately get approval to integrate the way we run this common network. But I think the other thing that ties into cultural compatibility is—and you’ve seen this over the, certainly the most recent period of time under JJ’s leadership—is CN is very focused on growth. And there’s a high urgency of improving your operating ratio. And in the industry and in a company where your operating ratio is in the high 80s or 90s, and you consider the capital intensity of our industry and our companies. But as you make those improvements and you become more efficient, and your operating ratio is in the 60s or 50s, and you have growth opportunities in all of the things that we’ve talked about here—with the economy, with nearshoring, with USMCA, and with trends in supply chains—I think you’ve seen the whole industry. And certainly CN was, in my opinion, a leader in this trend, is moving away from the focus on operating ratio and getting to growth in things like operating income, and cash flow, and earnings per share, and other things that become over time more important than just that kind of overweighted focus or singular focus on operating ratio. So I think we’ve got a shared vision with respect to the way that that has shifted over time, and we’re certainly extremely focused on service and growth as is CN. We’ve introduced service metrics into our management incentive programs to move in that direction, so that service is tied to our executive compensation, our management compensation. So I think there are a number of areas there where you see cultural compatibilities, that I think is gonna make it much easier to get to the integration of these two companies and these two networks, that will help accelerate the benefit that we see in combining our two companies.

William Vantuono: Pat Ottensmeyer and JJ Ruest, I want to thank you both. We’ll be following the merger very closely as we have been doing as things develop. Thanks again for joining us and have a safe day.

Jean-Jacques Ruest: Thank you for doing that.

Patrick Ottensmeyer: Thank you Bill.

William Vantuono: Well, that’s it for this special edition of Rail Group On Air. Thanks very much to Pat Ottensmeyer and JJ Ruest. And a special thank you to our sponsor, the Greenbrier Companies. Be sure to check out Virtual Sample Railcar, VSR, the winner of the Canadian Association of Railway Suppliers 2020 Innovation Award at go.gbrx.com/virtual. This is Railway Age Editor in Chief, William C. Vantuono. Have a safe day.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.